July 31, 2006

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Room: 6125
Washington, D.C. 20549
ATTN: Michael Moran, Accounting Branch Chief
Re:	Retail Ventures, Inc. Amendment No. 1 to Registration Statement on Form S-3 Filed June 23, 2006 File No. 333-134225
Dear Mr. Moran:
     We have received comments set forth in your letter dated July 14, 2006, in connection with the above-captioned Registration Statement (the “Registration Statement”) and we have provided our responses to your comments in our letter dated July 17, 2006.
     Comment 2 in your letter requests, in part, information regarding why a block sale discount assumption is utilized in the application of the Black-Scholes Pricing Model when estimating the fair value for the conversion warrants and specifically why the use of the assumption is appropriate under generally accepted accounting principles and how we determined a discount of $4.13 per warrant to be reasonable.
     Subsequent to our response we have had discussions with the Staff of the Securities and Exchange Commission regarding our response to this matter. It is our understanding that it is the position of the Securities and Exchange Commission that a block discount is not appropriate to utilize under generally accepted accounting principles when estimating the fair value for the conversion warrants.
     Based on our understanding of the position by the Staff of the Securities and Exchange Commission, Retail Ventures, Inc. will restate its consolidated financial statements and amend the related disclosures for the quarters ended April 29, 2006, October 29, 2005 and July 30, 2005 and for the year ended January 28, 2006. The Company will revise its accounting related to the fair value of warrants by eliminating the application of the block sale discount, identified in the calculation of the warrant liability and the related change in fair value of warrants recognized in the consolidated financial statements.

3241 Westerville Road Columbus, Ohio 43224 Phone: (614) 471-4722 Fax: (614) 478-2252

United States Securities and Exchange Commission	July 31, 2006
Division of Corporation Finance	Page 2
Michael Moran, Accounting Branch Chief

     If you have any questions regarding any of the foregoing, please contact the undersigned at (614) 478-2300. Thank you for your attention and assistance in this matter.
Very truly yours,
/s/ James A. McGrady
James A. McGrady, Executive Vice President, Chief
Financial Officer, Treasurer and Secretary
cc:	Julia Davis Robert M. Chilstrom, Esq.